                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                 SCHEDULE 13G/A


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (AMENDMENT NO. 2)(1)



                         Roberts Realty Investors, Inc.
                         ------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)


                                    769900101
                                    ---------
                                 (CUSIP Number)


                               December 31, 1998
                            ------------------------
            (Date of Event Which Requires Filing of this Statement)



--------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 769900101                   13G             Page 2 of 5 Pages


----------------------------------------------------------------------------------
   1        NAMES OF REPORTING PERSONS                       Penelope H. Goodrich
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

----------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)


                                                             (b)

----------------------------------------------------------------------------------
   3        SEC USE ONLY

----------------------------------------------------------------------------------
   4        CITIZENSHIP OR PLACE OF ORGANIZATION                    U.S. Citizen

----------------------------------------------------------------------------------
       NUMBER OF            5      SOLE VOTING POWER                      38,549
        SHARES
     BENEFICIALLY         --------------------------------------------------------
       OWNED BY             6      SHARED VOTING POWER                   265,060
         EACH
       REPORTING          --------------------------------------------------------
      PERSON WITH           7      SOLE DISPOSITIVE POWER                 38,549

                          --------------------------------------------------------
                            8      SHARED DISPOSITIVE POWER              265,060

----------------------------------------------------------------------------------
   9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                                       303,609

----------------------------------------------------------------------------------
  10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*

            The amount in Row 9 excludes 14,787 shares owned in an IRA by James
            M. Goodrich, the spouse of Mrs. Goodrich. Mrs. Goodrich disclaims beneficial ownership of such shares, and the filing of this statement shall not be construed as an admission that she is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such securities.

----------------------------------------------------------------------------------
  11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             6.3%

----------------------------------------------------------------------------------
  12        TYPE OF REPORTING PERSON*

            IN
----------------------------------------------------------------------------------

Item 1(a)         Name of Issuer:

                  Roberts Realty Investors, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  8010 Roswell Road, Suite 120
                  Atlanta, GA 30350

Item 2(a)         Name of Person Filing:

                  Penelope H. Goodrich

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  524 Manor Ridge Drive
                  Atlanta, GA 30305

Item 2(c)         Citizenship

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  769900101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable.

Item 4.           Ownership.

                  (a)      Amount Beneficially Owned:

                  Mrs. Goodrich beneficially owns 303,609 shares, composed of:
                  (i) 48,075 units of limited partnership interest in Roberts Properties Residential, L.P. that are exchangeable on a one for one basis for shares ("Units") and 110,507 shares owned jointly by Mrs. Goodrich and her husband, (ii) 106,478 shares owned by Goodrich Enterprises, Inc., of which Mr. Goodrich is the President and all of the stock of which is owned by Mrs. Goodrich, her husband and their sons, (iii) 6,835 Units owned by a trust for the benefit of one son of Mr. and Mrs. Goodrich, of which Mrs. Goodrich is a trustee, and (iv) 6,835 Units and 24,879 shares owned by a trust for the benefit of another son of Mr. and Mrs. Goodrich, of which Mrs. Goodrich is a trustee. Amount Beneficially Owned excludes 14,787 shares owned in an IRA by James M. Goodrich, the spouse of Mrs. Goodrich. Mrs. Goodrich disclaims beneficial ownership of such shares.

                  (b)      Percent of Class:

                           6.3%

                  (c)      Number of Shares as to which such person has:

                           (i)      sole power to vote or to direct
                                    the vote                              38,549

                           (ii)     shared power to vote or to direct
                                    the vote                             265,060

                           (iii)    sole power to dispose or to direct the
                                    disposition of                        38,549

                           (iv)     shared power to dispose or to direct the
                                    disposition of                       265,060

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person.

                  The dividends or proceeds from the sale of 106,428 shares owned by Goodrich Enterprises, Inc. would be distributed to such company; the dividends or proceeds from the sale of 6,835 Units owned by a trust for the benefit of one son of Mr. and Mrs. Goodrich would be distributed to such trust; and the dividends or proceeds from the sale of 6,835 Units and 24,879 shares owned by a trust for the benefit of another son of Mr. and Mrs. Goodrich would be distributed to such trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 16, 1999
                                             -----------------
                                             (Date)

                                             /s/ Penelope H. Goodrich
                                             ------------------------
                                             (Signature)

                                             Penelope H. Goodrich
                                             --------------------
                                             (Name/Title)